SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach-Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form F-3 (Registration No. 333-266346) and on Form S-8 (Registration No. 333-233958).

Eltek Ltd.

EXPLANATORY NOTE

The following exhibit is attached:

99.1. Press Release:  Eltek Receives Purchase Orders Totaling $2.4 Million.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant) By: /s/ Ron Freund Ron Freund Chief Financial Officer

Dated:  August 25, 2025

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: Eltek Receives Purchase Orders Totaling $2.4 Million